UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                       AMERICAN RADIO SYSTEMS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   029161 10 6
                                 (CUSIP Number)

                               Charlton H. Buckley
                               32 Lakefront Drive
                             Glenbrook, Nevada 89413
                                 (702) 749-5337
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 3, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement.|X| (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 029161106                                           Page 2 of 7 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charlton H. Buckley

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |_|
           Not Applicable

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                            |_|

           Not Applicable

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       1,851,267 Class A; See Items 3 and 5(a)
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER

                                        -0-

                           9           SOLE DISPOSITIVE POWER

                                       1,851,267 Class A; See Items 3 and 5(a)

                          10           SHARED DISPOSITIVE POWER

                                       -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,851,267 Class A; See Items 3 and 5(a)

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 12.8%; See Items 3 and 5(a)

14         TYPE OF REPORTING PERSON*

           IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 029161106                                           Page 3 of 7 Pages


Item 1.  Security and issuer.

         This statement relates to the Class A Common stock, $.01 par value per share (the "Class A Common Stock"), of American Radio Systems Corporation., a Delaware corporation ("American" or the "Issuer"). The principal executive offices of American are at 116 Huntington Avenue, Boston, Massachusetts 02116.

Item 2.  Identity and background.

         (a) This statement is filed pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by Charlton H. Buckley.

         (b) The residence address of Charlton H. Buckley is 32 Lakefront Drive, Glenbrook, Nevada 89413.

         (c) Mr. Buckley is President of Henry Broadcasting Co., a Nevada corporation, P.O. Box 282, Glenbrook, Nevada 89413, an owner and operator of radio broadcasting stations.

         (d), (e) During the last five years, Mr. Buckley has not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Buckley is a citizen of the United States.

Item 3.  Source and amount of funds or other consideration.

         On July 3, 1996, the transactions contemplated by the Agreement and Plan of Merger, dated March 21, 1996, as amended (the "Merger Agreement"), between Henry Broadcasting Co., a California corporation ("Henry"), and American were consummated, pursuant to which Henry merged with and into American, the surviving corporation (the "Merger"). In consideration of the foregoing, the stockholders of Henry acquired an aggregate of shares of Class A Common Stock of American with a Current Market Value (as defined in the Merger Agreement) of approximately $64,000,000, plus an aggregate payment of approximately $19,000,000 in cash, and American assumed an aggregate of approximately $36,000,000 in debt obligations of Henry. The Class A Common Stock acquired by the stockholders of Henry pursuant to the Merger was issued by American without registration under the Securities Act of 1933, as amended (the "Act"), in reliance on the exemption therefrom contained in Section 3(a)(10) thereof.

                                  SCHEDULE 13D


CUSIP No. 029161106                                           Page 4 of 7 Pages

         Charlton H. Buckley founded Henry and, until July 3, 1996, was its the principal and controlling stockholder, President, Chairman and Chief Executive Officer. In exchange for his shares of Common Stock, par value $1.00 per share, of Henry (the "Common Stock"), Mr. Buckley acquired 1,851,267 shares of Class A Common Stock of American pursuant to the Merger. Included in Mr. Buckley's beneficial ownership of 1,851,267 shares are 73,400 shares of Class A Common Stock that are subject to an Indemnity Escrow Agreement, dated July 3, 1996, by and among Mr. Buckley, American and Sullivan & Worcester LLP and McQuaid,
Metzler, McCormick & VanZandt, as Escrow Agents (the "Indemnity Escrow Agreement"). Such shares are held by the Escrow Agents and are subject to the terms of the Indemnity Escrow Agreement for a period of two (2) years, or such later time as is required to obtain final resolution of any claim asserted thereunder prior to July 3, 1998.

         As a condition of the Merger, Mr. Buckley and American entered into a Stockholder Agreement, dated July 3, 1996, pursuant to which Mr. Buckley has the right at any time after the consummation of the Merger, subject to certain conditions, to designate one person as a member of the Board of Directors of the American to hold office until the next annual meeting of the stockholders of American and until such designee's successor shall have been elected and qualified, or the earlier resignation or removal of such designee. As of the date hereof, the Board of Directors of American consists of seven directors. See
Item 4 below.


Item 4.  Purpose of transaction.

         Mr. Buckley has acquired the shares reported herein for investment purposes. The acquisition was incidential to the Merger, as described above in
Item 3. Mr. Buckley has declined to serve as a director at this time, and has reserved his rights under the Stockholder Agreement to designate a member of the Board of Directors of the Issuer in the future. Mr. Buckley presently intends to dispose in the near term of some portion of his Class A Common Stock through open market sale(s) pursuant to Rule 145(d)(1) of the Act. Pursuant to an Agreement, dated June 27, 1996, by and among Mr. Buckley, American, CS First Boston and certain other parties named therein, Mr. Buckley has agreed that until September 17, 1996 he will not sell, offer to sell or otherwise dispose of, directly or indirectly, more than 200,000 shares Class A Common Stock. Despite Mr. Buckley's current intention to dispose of some portion of his Class A Common Stock, Mr. Buckley could subsequent to the date hereof decide (i) not to dispose of any Class A Common Stock beneficially owned by him, or (ii) to acquire additional shares of Class A Common Stock, depending on the performance of the Class A Common Stock, economic developments, general market conditions and other factors. Accordingly, Mr. Buckley intends to review continuously his investment in American.

         Except as noted above, Mr. Buckley has no present plans or proposals which relate to or would result in any of the following:

                                  SCHEDULE 13D


CUSIP No. 029161106                                           Page 5 of 7 Pages


         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except as noted above;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as noted above;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in securities of the issuer.

         (a) Mr. Buckley owns an aggregate of 1,851,267 shares of Class A Common Stock of American. Included in Mr. Buckley's beneficial ownership of 1,851,267 shares are 73,400 shares of Class A Common Stock (the "Escrow Deposit") that are subject to an Indemnity Escrow Agreement. Such shares are held by the Escrow Agents and are subject to the Indemnity Escrow Agreement for a period of two (2) years, or such later time as is required to obtain final resolution of any claim asserted thereunder prior to July 3, 1998. Mr. Buckley's beneficial ownership represents approximately 12.8% of the issued and outstanding shares of Class A Common Stock.

SCHEDULE 13D


CUSIP No. 029161106                                           Page 6 of 7 Pages

         (b) Mr. Buckley has sole voting and investment power with respect to 1,777,867 of the 1,851,267 shares of the Class A Common Stock that he beneficially owns. As described above, 73,400 shares of Class A Common Stock are subject to an Indemnity Escrow Agreement.

         (c)  Not Applicable.

         (d) None, except that pursuant to the terms of the Indemnity Escrow Agreement, American has certain rights with respect to the Escrow Deposit in the event that it asserts a claim thereunder and a court of competent jurisdiction issues a final order, from which no appeal is or can be taken, resolving the dispute in its favor.

         (e)  Not Applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Not Applicable.



Item 7.  Material to be filed as exhibits.

         Not Applicable.

                                  SCHEDULE 13D


CUSIP No. 029161106                                           Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 1996

                                              By: /s/Charlton H. Buckley
                                              Name:  Charlton H. Buckley